SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Press Release

MATERIAL FACT

São Paulo, February 15, 2007 - Votorantim Celulose e Papel S.A - VCP (NYSE: VCP/ Bovespa: VCPA4) announces that, as part of the reorganization of Ripasa S.A. Celulose e Papel activities (“Ripasa”), signed as of the current date, an agreement for the sale of total VCP’s interest in the Ripasa unit located at Embu, in the municipality of São Paulo, to Suzano Papel e Celulose S.A. (“Suzano”).

The Embu unit was valued at US$ 40,000,000 (forty million dollars), thus VCP will sell its 50% indirect interest in the amount of US$ 20,000,000 (twenty million dollars), to be paid up to the closing date which is expected to be on March 30, 2007.

This transaction is in line with VCP’s strategic plan, which was previously disclosed to the market, to divest Ripasa’s non-strategic units.

We will continue the process to sell to third parties the remaining Ripasa’s units of Cubatão and Limeira.

The Embu unit has a production capacity of 48,000 tons per year of cardboard, representing approximately 7% of Ripasa’s sales volume.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 02/15/2007

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer